Exhibit 99.1

MANITOBA

2016/17

Third Quarter Report

Honourable Cameron Friesen

Minister of Finance

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

SUMMARY

Budget 2016 provided the financial overview of the Government Reporting Entity (GRE), which includes core government, government business enterprises (such as Manitoba Hydro and Manitoba Public Insurance), and other government organizations (such as health authorities, social service authorities and school divisions).

Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP). The financial information in this report is presented in the same format as the budget.

The summary forecast for fiscal year 2016/17 is a net loss of $872 million, an improvement of $39 million from the net loss of $911 million included in Budget 2016. The variance is primarily related to increases in Income Taxes and Fees and Other Revenue, offset by an increase in debt servicing costs partly as a result of increased interest rates.

GOVERNMENT REPORTING ENTITY
Millions of Dollars
	2016/17 Summary
UNAUDITED	Forecast	Budget[1]	Variance

Revenue
Income Taxes	3,950	3,868	82
Other Taxes[2]	4,395	4,135	260
Fees and Other Revenue	2,307	2,200	107
Federal Transfers	4,117	4,108	9
Net Income of Government Business Enterprises	644	674	(30)
Sinking Funds and Other Earnings	230	245	(15)
Total Revenue	15,643	15,230	413

Expenditure
Health	6,468	6,497	(29)
Education[2]	4,287	4,066	221
Families	2,039	2,038	1
Community, Economic and Resource Development	1,527	1,510	17
Justice and Other Expenditures	1,256	1,306	(50)
Debt Servicing	938	874	64
Total Expenditure	16,515	16,291	224
In-Year Adjustment/Lapse	-	(150)	150
NET INCOME (LOSS)	(872)	(911)	39

1.	Budget figures are adjusted to include allocations from Enabling Appropriations.
2.

Other Taxes and Education expenditures reflect offsetting increases of $260 million in revenue and expenditures due to restatement of the Education Property Tax Credit to correct an accounting error in deriving the budgeted amounts, resulting in no effect on the net loss.

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

CORE GOVERNMENT OUTLOOK

The core government outlook provides information on the core government activities – the revenue and expenditure of government departments that are under the direct control of the Legislative Assembly. These revenues and expenditures reflect the day-to-day decisions that ultimately determine the success of the government strategies, plans and programs.

The core government forecast for fiscal year 2016/17 is a net loss of $800 million, an improvement of $90 million from the net loss of $890 million included in Budget 2016, primarily as a result of higher revenue from Income Taxes.

Expenditure increases in Families are primarily due to pressures in Employment, Income and Rental Assistance programs.

As part of the fiscal performance and health sustainability reviews currently underway, program expenditures throughout government continue to be assessed for opportunities to reduce the growth of core government spending and improve the effectiveness with which government delivers results for Manitobans. Results of these reviews will inform Budget 2017.

CORE GOVERNMENT
Millions of Dollars
	2016/17 Core Government
UNAUDITED	Forecast	Budget[1]	Variance

Revenue
Income Taxes	3,950	3,868	82
Other Taxes	3,711	3,717	(6)
Fees and Other Revenue	583	562	21
Federal Transfers	3,839	3,845	(6)
Net Income of Government Business Enterprises	580	586	(6)
Sinking Funds and Other Earnings	-	-	-
Total Revenue	12,663	12,578	85

Expenditure
Health	5,905	5,990	(85)
Education	2,740	2,739	1
Families	1,953	1,930	23
Community, Economic and Resource Development	1,531	1,534	(3)
Justice and Other Expenditures	1,109	1,115	(6)
Debt Servicing	225	230	(5)
Total Expenditure	13,463	13,538	(75)
In-Year Adjustment/Lapse	-	(70)	70
NET INCOME (LOSS)	(800)	(890)	90

1.	Budget figures are adjusted to include allocations from Enabling Appropriations.

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the core government for the first nine months of the fiscal year is a loss of $476 million.

The nine-month revenue variance of $15 million reflects higher than anticipated Fees and Other Revenue over this period.

The nine-month expenditure variance of $(42) million is the result of timing of expenditures in various departments.

The nine-month net result of $(476) million represents a variance of $(208) million from the prior year. Revenue increased $256 million year-over-year, offset by an increase in expenditures of $464 million.

The year-over-year increase in revenue is primarily due to increases in Income Taxes and Federal Transfers.

The year-over-year increase in expenditures reflects increased spending in 2016/17 related to programming and services within the Health, Education and Families sectors offset by reductions in the Community, Economic and Resource Development sector.

CORE GOVERNMENT OPERATING STATEMENT
Millions of Dollars
	Year-to-Date to December 31
UNAUDITED	Actual	Estimated	Variance

Revenue
Income Taxes	2,840	2,847	(7)
Other Taxes	2,879	2,868	11
Fees and Other Revenue	394	381	13
Federal Transfers	2,735	2,735	-
Net Income of Government Business Enterprises	455	457	(2)
Sinking Funds and Other Earnings	-	-	-
Total Revenue	9,303	9,288	15

Expenditure
Health	4,472	4,484	(12)
Education	2,023	2,023	-
Families	1,440	1,442	(2)
Community, Economic and Resource Development	1,002	1,010	(8)
Justice and Other Expenditures	717	734	(17)
Debt Servicing	125	128	(3)
Total Expenditure	9,779	9,821	(42)

Net Result	(476)	(533)	57

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

STRATEGIC INFRASTRUCTURE INVESTMENT

The Manitoba government is committed to spending at least $1 billion on strategic infrastructure in 2016/17 - roads and bridges, flood protection, hospitals, schools, universities and colleges, as well as municipal projects and other infrastructure.

As at the third quarter, strategic infrastructure investment is forecast to reach almost $1.7 billion in 2016/17.

It is important to ensure that investment decisions are financially sustainable over the long term and are assessed to provide the best value for money.

In order to ensure value for money while meeting government’s commitments, all infrastructure investments continue to be scrutinized.

STRATEGIC INFRASTRUCTURE

Millions of Dollars
	2016/17

Core Government Infrastructure	Forecast	Budget	Variance

Roads, Highways, Bridges, Flood Protection and Parks
Highways and Bridges	542	542	-
Water-Related Capital	40	45	(5)
Parks, Cottages and Camping	8	12	(4)

Subtotal	590	599	(9)

Capital Grants, Maintenance and Preservation
Building Manitoba Fund* - Capital Grants	284	284	-
Maintenance and Preservation - Highways	147	144	3
Maintenance and Preservation - Water	11	10	1

Subtotal	442	438	4

Core Government Infrastructure Total	1,032	1,037	(5)

Other Provincial Infrastructure

Health	364	442	(78)
Education	154	241	(87)
Housing	137	120	17
Northern Affairs Communities	3	15	(12)

Other Provincial Infrastructure Total	658	818	(160)

Total Strategic Infrastructure	1,690	1,855	(165)

* Net of Transit Operating

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

BORROWINGS AND SUMMARY NET DEBT

At the end of the third quarter, Manitoba’s borrowing requirement has been revised to $5.6 billion, a reduction of $0.9 billion from Budget 2016, primarily due to reduced requirements for Manitoba Hydro, health facilities, capital and general purpose borrowings.

Borrowings are used to finance capital related projects, and to finance the expenditures of priority government services in excess of generated income.

While these investments underpin and support Manitoba’s economic performance, Manitoba’s Government has committed to reduce the reliance on borrowings to ensure that the use of the debt is within reasonable and predictable limits.

Net debt to GDP is currently forecast at 34.5% compared to 33.8% included in Budget 2016.

CHANGE IN SUMMARY NET DEBT

Millions of Dollars

	2016/17
	Forecast	Budget

2015/16 Summary Net Debt	21,433	21,395
Net Investment in Tangible Capital Assets
Core Government	401	445
Other Reporting Entities	405	398

	806	843

Plus: Projected (Income) Loss for the Year
Core Government	800	890
Other Reporting Entities	72	21

	872	911

Change in Net Debt	1,678	1,754

Summary Net Debt	23,111	23,149

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

ECONOMIC REVIEW AND OUTLOOK

Overview

Manitoba’s economic growth in 2016 is estimated to be 1.4%, which is third among provinces and matching Canada.

Nominal GDP, the broadest measure of the tax base, increased by 2.0% in 2016.

According to the latest Finance survey of private sector economists, real GDP growth in Manitoba is expected to improve to 2.0% in 2017. Nominal GDP growth is expected to improve to 3.8% in 2017.

The survey ranks Manitoba’s expected real GDP growth rate in 2017, third highest among provinces, reflecting Manitoba’s industrial diversity and its broad and balanced export market.

Canadian economic growth is expected to remain well below its historical average with 1.9% real GDP growth anticipated in 2017. The moderation in the near-term outlook draws attention to some of the inherent downside risks that are restraining a sustained recovery for the global economy.

The International Monetary Fund (IMF) highlights high and growing public and private debt levels, a slow job creation rate, relatively high unemployment, stagnant household income growth and low private sector capital investments as factors restraining global growth momentum.

In addition, uncertainties regarding which election promises will be enacted by the new U.S. administration pose both strong upside and downside risks to global growth, as the U.S. economy is the world’s largest.

Currently, the IMF is expecting global economic growth to marginally slow to 3.1% in 2016 from 3.2% in 2015. Six G7 nations, including the U.S., are expected to post growth below 2.0% in 2016.

Global growth is forecast to pick up in 2017 to 3.4%, with the U.S. economy leading advanced economies at 2.5%.

Manitoba Economy

The Manitoba economy has remained resilient in the years following the sharp decline in most primary commodity prices. Annual real GDP growth in the province averaged 1.5% in the past three years, the slowest three year pace since 2003, but was relatively strong compared to other provinces.

Demand conditions in Manitoba are improving with manufacturing sales increasing in 2016 after declining in 2015. A large increase in the value of building permits

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

issued in the province has reversed the slide in non-residential capital spending that was precipitated by the completion of several major projects.

Domestic demand is strong with a record gain in population over a 12 month period ending in July 2016. Retail sales strengthened significantly in 2016, increasing by 4.5%, the strongest growth since 2010.

Manitoba’s Key Economic Indicators

The annual and quarterly economic statistics in the following section are on a calendar year basis.

Inflation Rate

Manitoba’s inflation rate averaged 1.3% in 2016, up marginally from 1.2% in 2015.

In 2016, clothing and footwear, food, and health and personal care prices increased below the average rate, while alcohol and tobacco, transportation, shelter, and household operations prices increased above the average rate.

Labour Market

After gaining almost 13,000 jobs from mid-2014 to the end of 2015, employment levels in Manitoba have slowly declined by 2,600 jobs in the last year.

On an annual basis, employment declined by 0.4% in 2016. Manitoba’s employment growth in 2016 was fifth best among provinces and followed a sharp 1.5% increase in 2015.

Full-time employment declined by 0.8% in 2016 and part-time employment increased by 1.3%. The labour force increased to an all-time high of 674,900, which is a 0.1% gain compared to 2015.

Manitoba’s unemployment rate averaged 6.1% in 2016, the second lowest among provinces and below Canada’s unemployment rate of 7.0%.

Labour Income has increased by 2.0% in 2016, below the 3.3% growth in 2015 and below the 2.5% increase in Canada.

Average weekly earnings in Manitoba were up 1.0% in 2016, sixth among provinces and above Canada’s gain of 0.5%.

Retail Sales

Strong population growth continues to buoy retail activity in Manitoba. In 2016, retail sales increased by 4.5% to a record $19.1 billion. All retail merchant categories increased in 2016. Three of the largest categories, motor vehicle and parts dealers (5.5%), food and beverage stores (2.1%) and general merchandise stores (5.2%) reported solid gains.

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

With fuel prices remaining relatively stable, gasoline station retail sales have improved after declining sharply in 2014 and 2015.

Manufacturing

In 2015, Manitoba manufacturing sales were impacted by the sharp drop in commodity prices and the corresponding drop in demand for machinery and equipment, and fabricated metals. Total sales fell by 1.5% in 2015, the first decline since 2010.

Manufacturing sales began rebounding in the second half of 2015 and increased by 1.3% in 2016. In 2016, there was a broad-based increase in sales among industries. Four of the seven industrial sectors reported increases in sales.

Wood products, printing, processed food, transportation equipment and fabricated metals led growth in 2016. Sales of chemicals, and machinery and equipment declined.

Capital Investment

With the completion of several major projects, capital investment in construction of non-residential buildings declined from late 2015 and through the first half of 2016.

Although annual spending on non-residential buildings rose later in 2016, due to the decline in the first half of the year, total spending in 2016 fell by 7.4%. Industrial sector non-residential investment spending increased by 26.4%, while commercial sector spending and institutional and governmental investments decreased during the same period.

Capital spending on non-residential buildings in Manitoba is gradually picking up as construction of the $400 million True North Square, a mixed use development complex in downtown Winnipeg, and other commercial building projects progress. Since the second quarter of 2016, total capital spending has increased by 6.3%.

This rebound is also evident in the value of non-residential building permits. In 2016, the value of non-residential building permits issued in Manitoba increased by 28.2%.

Housing Market

Construction of new residential properties in Manitoba has stabilized after a record setting pace in 2013 and 2014 that was mostly driven by strong demand, low vacancy rates and attractive mortgage rates.

Showing signs of a balance in supply and demand for new housing units, the number of starts for single detached properties increased in 2016 for the first time since 2012. Of the total housing starts in the province, over half were higher value-added single detached properties.

Housing starts for all three categories of multiple units combined (semi-detached, row housing and apartments) declined to 2,614 units in 2016 from 3,176 units in 2015.

International Merchandise Exports

Overall international merchandise exports from Manitoba declined by 2.1% in 2016. Exports to the U.S. declined by 3.8% while non-U.S. exports increased by 1.9%.

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

The decline in exports is due to a drop in sales from Manitoba’s primary industries. Total agricultural exports declined by 0.6%, and exports from mining, quarrying and oil extraction fell by 60.0%.

Supported by shipments of processed food, transportation equipment, and wood products, exports of manufactured goods increased by 1.2% in 2016.

Among non-U.S. markets, a 1.5% decline in exports to China was offset by increases in exports to Japan, Mexico and South Korea.

Agriculture

Production estimates from Statistics Canada indicate that 2016 was another high volume production year for Manitoba grains and oilseeds. Although untimely precipitation during the growing and harvest periods affected the quality of some cereal crops, overall production was high compared to the 10 year historical average and represents the second largest harvest on record.

Estimates of 2016 crop production indicate Manitoba crop producers increased production for dry peas by 110.0%, rye by 65.3%, grain corn by 48.4% and soybeans by 27.2%. Production of oats, barley and canola were down 15.5%, 4.6% and 4.0% respectively, while wheat production was unchanged.

In Manitoba, overall livestock prices in 2016 were lower than the 2014 and 2015 trends. Calf prices declined 29.0% in 2016 compared to 2015, while hog prices were down approximately 4.0%. Increased production in the U.S. pressured prices. Currently, strong global demand for meat has supported North American prices.

Hog marketing numbers are expected to be slightly lower in 2016 with international exports down 4.0%. However, Manitoba origin slaughter numbers are up by approximately 1.0%, increasing value added processing in the province.

Cattle marketing in 2016 is expected to be similar to last year with international exports steady and little change in slaughter and inter-provincial exports. However, the significant decline in prices will reduce farm cash receipts.

Metallic Mining

In 2016, the value of metal mineral production (sales) in Manitoba increased by 2.1% to $1.1 billion. Within the metallic mineral industry, the value of zinc sales increased by 35.8% and gold increased by 7.4%, while nickel and copper sales decreased by 15.7% and 3.0%, respectively.

Measured in extraction volumes, nickel production increased by 0.3% in 2016, compared to 2015. Copper and zinc production were also up 5.9% and 17.0%, respectively. In precious metals, Manitoba’s gold production fell by 4.9% in 2016.

After a sharp drop in base metal prices in 2014 and 2015, prices stabilized and gradually improved in the second half of 2016.

The price of copper rose by 16.3% in January 2017 compared to the average in 2016. The price for nickel was up 6.4% in January 2017.

As inventories decline, zinc prices have jumped by 26.3% in January 2017 compared to the average in 2016. The price of gold was down by 5.0% in January 2017.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pubs/highlights.pdf

http://www.gov.mb.ca/finance/pubs/statistics.pdf

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

Manitoba Outlook at a Glance
(per cent change unless noted)
	2015	2016	2017f
Gross Domestic Product
Real	1.8	1.4	2.0
Nominal	3.0	2.0	3.8
Employment	1.5	(0.4)	0.8
Unemployment Rate (%)	5.6	6.1	6.0
Consumer Price Index	1.2	1.3	2.1
Population	1.2	1.7	1.1

 f – Forecast

 Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2017f)

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

Appendix I

2016/17 CORE GOVERNMENT REVENUE BY SOURCE
Thousands of Dollars

	Year-to-Date to December 31				Full Year
UNAUDITED	Actual	Estimated	Variance	Forecast	Budget	Variance
Income Taxes
Individual Income Tax	2,506,026	2,493,131	12,895	3,498,100	3,338,761	159,339
Corporation Income Tax	333,632	353,826	(20,194)	452,200	529,016	(76,816)
Subtotal: Income Taxes	2,839,658	2,846,957	(7,299)	3,950,300	3,867,777	82,523

Other Taxes
Corporations Taxes	219,947	207,253	12,694	270,352	249,047	21,305
Fuel Taxes	253,320	246,573	6,747	331,150	321,150	10,000
Land Transfer Tax	356,067	352,682	3,385	82,973	83,736	(763)
Levy for Health and Education	-	-	-	467,614	472,614	(5,000)
Retail Sales Tax	2,084	2,388	(304)	2,295,330	2,325,330	(30,000)
Tobacco Tax	5,585	4,590	995	251,123	256,123	(5,000)
Other Taxes	2,042,631	2,054,461	(11,830)	12,812	9,591	3,221
Subtotal: Other Taxes	2,879,634	2,867,947	11,687	3,711,354	3,717,591	(6,237)

Fees and Other Revenue
Fines and Costs and Other Legal	43,770	41,424	2,346	56,735	53,574	3,161
Minerals and Petroleum	8,075	7,882	193	12,089	9,628	2,461
Automobile and Motor Carrier Licences and Fees	116,515	119,478	(2,963)	152,515	152,270	245
Parks: Forestry and Other Conservation	23,519	18,368	5,151	35,598	33,856	1,742
Water Power Rentals	88,768	85,230	3,538	114,404	107,722	6,682
Service Fees and Other Miscellaneous Charges	95,186	89,192	5,994	188,055	181,826	6,229
Revenue Sharing from SOAs	17,952	18,627	(675)	23,170	23,170	-
Subtotal: Fees and Other Revenue	393,785	380,201	13,584	582,566	562,046	20,520

Federal Transfers
Equalization	1,301,695	1,301,696	(1)	1,735,600	1,735,600	-
Canada Health Transfer (CHT)	983,420	981,059	2,361	1,312,871	1,303,600	9,271
Canada Social Transfer (CST)	363,676	362,801	875	485,599	482,400	3,199
Shared Cost and Other Transfers	86,779	89,747	(2,968)	304,775	322,955	(18,180)
Subtotal: Federal Transfers	2,735,570	2,735,303	267	3,838,845	3,844,555	(5,710)

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	454,829	457,329	(2,500)	580,000	585,700	(5,700)

Total Revenue	9,303,476	9,287,737	15,739	12,663,065	12,577,669	85,396

Note: Figures on pages 2 and 3 may differ due to rounding.

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

Appendix II

2016/17 CORE GOVERNMENT EXPENDITURE BY SECTOR/DEPARTMENT
Thousands of Dollars
	Year-to-Date to December 31			Full Year
UNAUDITED	Actual	Estimated	Variance	Forecast	Budget[1]	Variance

Health
Health, Seniors and Active Living	4,471,868	4,483,891	(12,023)	5,905,235	5,990,272	(85,037)

Education
Education and Training	2,022,776	2,023,494	(718)	2,739,687	2,738,989	698

Families
Families	1,440,624	1,441,523	(899)	1,953,207	1,930,061	23,146

Community, Economic and Resource Development
Agriculture	112,036	115,734	(3,698)	175,871	180,371	(4,500)
Growth, Enterprise and Trade	59,862	60,388	(526)	93,428	85,335	8,093
Indigenous and Municipal Relations	279,875	281,571	(1,696)	494,815	498,233	(3,418)
Infrastructure	441,091	441,747	(656)	624,457	625,452	(995)
Sustainable Development	109,252	110,102	(850)	142,877	144,199	(1,322)
Total Community, Economic and Resource Development	1,002,116	1,009,542	(7,426)	1,531,448	1,533,590	(2,142)
Justice and Other Expenditures
Legislative Assembly	40,584	41,936	(1,352)	56,633	57,707	(1,074)
Executive Council	5,332	5,201	131	6,281	6,281	-
Civil Service Commission	16,262	16,410	(148)	21,392	21,677	(285)
Employee Pensions and Other Costs	(1,913)	(1,252)	(661)	19,735	19,735	-
Finance	185,274	185,816	(542)	279,070	279,222	(152)
Justice	396,473	400,380	(3,907)	589,537	590,042	(505)
Sport, Culture and Heritage	51,965	52,641	(676)	66,901	67,260	(359)
Enabling Appropriations	-	-	-	12,654	16,094	(3,440)
Other Appropriations	22,909	32,628	(9,719)	56,700	56,700	-
Total Justice and Other Expenditures	716,886	733,760	(16,874)	1,108,903	1,114,718	(5,815)

Debt Servicing	125,422	128,258	(2,836)	225,000	230,000	(5,000)
Total Expenditure	9,779,692	9,820,468	(40,776)	13,463,480	13,537,630	(74,150)

1. Budget figures are adjusted to include allocations from Enabling Appropriations.

Note: Figures on pages 2 and 3 may differ due to rounding.

THIRD QUARTER REPORT	APRIL TO DECEMBER 2016

Appendix III

2016/17 CORE GOVERNMENT CAPITAL INVESTMENT BY DEPARTMENT
Thousands of Dollars

	Year-to-Date to December 31			Full Year
UNAUDITED	Actual	Estimated	Variance	Forecast	Budget	Variance

Agriculture	-	-	-	250	250	-
Education and Training	-	-	-	-	2,173	(2,173)
Families	212	212	-	314	465	(151)
Finance	28,882	33,274	(4,392)	44,060	61,525	(17,465)
Health, Seniors and Active Living	41	225	(184)	855	1,202	(347)
Infrastructure	436,937	439,307	(2,370)	597,044	606,200	(9,156)
Justice	1,324	2,179	(855)	2,925	3,507	(582)
Sport, Culture and Heritage	-	155	(155)	-	205	(205)
Sustainable Development	5,732	6,371	(639)	10,091	15,044	(4,953)
Internal Service Adjustments	-	-	-	3,233	12,931	(9,698)

Total Capital Investment	473,128	481,723	(8,595)	658,772	703,502	(44,730)